Exhibit (a)(5)(P)

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HALPER SADEH LLP

Zachary Halper, Esq.

186 Darwin Lane

North Brunswick, NJ 08902

Tel: (212) 763-0060

Fax: (646) 776-2600

Email: zhalper@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

DISTRICT OF NEW JERSEY

ERIC WHITE,	Case No:

Plaintiff,
COMPLAINT FOR VIOLATION OF
v.	THE FEDERAL SECURITIES LAWS

DUNKIN’ BRANDS GROUP, INC.,	JURY TRIAL DEMANDED
NIGEL TRAVIS, DAVID HOFFMAN,
RAUL ALVAREZ, LINDA BOFF, IRENE
CHANG BRITT, ANTHONY DINOVI,
MICHAEL HINES, MARK NUNNELLY,
CARL SPARKS, and ROLAND SMITH,

Defendants.

Plaintiff Eric White (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1. This is an action against Dunkin’ Brands Group, Inc. (“Dunkin’ Brands” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Dunkin’ Brands by Vale Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Inspire Brands, Inc. (“Inspire”).

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JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New Jersey, including through the sale of its products at various locations in the State.

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Dunkin’ Brands common stock.

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7. Defendant Dunkin’ Brands, together with its subsidiaries, franchises and licenses quick service restaurants in the United States and internationally. Its restaurants serve hot and cold coffee, baked goods, and ice cream. The Company franchises its restaurants under the Dunkin’ and Baskin-Robbins brands. The Company also licenses some of its brands. The Company is incorporated in Delaware. The Company’s common stock trades on the Nasdaq Global Select Market under the ticker symbol, “DNKN.”

8. Defendant Nigel Travis (“Travis”) is the Non-Executive Chairman of the Board of the Company.

9. Defendant David (Dave) Hoffmann (“Hoffmann”) is Chief Executive Officer (“CEO”) and a director of the Company.

10. Defendant Raul Alvarez (“Alvarez”) is a director of the Company.

11. Defendant Linda Boff (“Boff”) is a director of the Company.

12. Defendant Irene Chang Britt (“Britt”) is a director of the Company.

13. Defendant Anthony DiNovi (“DiNovi”) is a director of the Company.

14. Defendant Michael Hines (“Hines”) is a director of the Company.

15. Defendant Mark Nunnelly (“Nunnelly”) is a director of the Company.

16. Defendant Carl Sparks (“Sparks”) is a director of the Company.

17. Defendant Roland Smith (“Smith”) is a director of the Company.

18. Defendants Travis, Hoffmann, Alvarez, Boff, Britt, DiNovi, Hines, Nunnelly, Sparks, and Smith are collectively referred to herein as the “Individual Defendants.”

19. Defendants Dunkin’ Brands and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A. The Proposed Transaction

20. On October 30, 2020, Dunkin’ Brands and Inspire issued a press release announcing that they had entered into a definitive merger agreement under which Inspire will acquire Dunkin’ Brands for $106.50 per share in cash. The press release states, in pertinent part:

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Inspire Brands to Acquire Dunkin’ Brands in $11.3 Billion Transaction

•	Transaction furthers Inspire’s goal of bringing together a family of complementary, highly differentiated brands

•	Adds iconic Dunkin’ and Baskin-Robbins brands to Inspire’s portfolio, which includes Arby’s, Buffalo Wild Wings, SONIC Drive-In, and Jimmy John’s

•

Combined portfolio will represent: $26 billion in systemwide sales; 31,600+ restaurants in 60+ countries; 600,000 company and franchise team members; 3,200+ franchisees; and more than 25 million loyalty members

October 30, 2020 08:45 PM Eastern Daylight Time

ATLANTA & CANTON, Mass.—(BUSINESS WIRE)—Inspire Brands, Inc. (“Inspire”) and Dunkin’ Brands Group, Inc. (“Dunkin’ Brands”) (NASDAQ: DNKN), parent company of Dunkin’ and Baskin-Robbins, announced today that they have entered into a definitive merger agreement under which Inspire will acquire Dunkin’ Brands for $106.50 per share in cash in a transaction valued at approximately $11.3 billion including the assumption of Dunkin’ Brands’ debt.

Inspire is a multi-brand restaurant company with a current portfolio that includes more than 11,000 Arby’s, Buffalo Wild Wings, SONIC Drive-In, and Jimmy John’s restaurants worldwide. The company’s vision of invigorating great brands and supercharging their long-term growth has made Inspire one of the largest restaurant companies globally, with $15 billion in annual systemwide sales.

Dunkin’ is famous for its combination of high-quality coffees, espresso beverages, baked goods, and breakfast sandwiches served all day with fast, friendly service. Baskin-Robbins, the world’s largest chain of ice cream specialty shops, is known for its variety of “31 flavors” of ice cream, along with their creative ice cream cakes, milkshakes, and ice cream sundaes. Currently there are more than 12,500 Dunkin’ and almost 8,000 Baskin-Robbins restaurants around the world. Following the completion of the transaction, Dunkin’ and Baskin-Robbins will be operated as distinct brands within Inspire.

Under the terms of the merger agreement announced today, which has been unanimously approved by the Boards of Directors of Inspire and Dunkin’ Brands, Inspire will commence a tender offer to acquire all outstanding shares of Dunkin’ Brands for $106.50 per share in cash. This represents a premium of approximately 30% to Dunkin’ Brands’ 30-day volume-weighted average price and a premium of approximately 20% per share to Dunkin’ Brands’ closing stock price on October 23, 2020.

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“Dunkin’ and Baskin-Robbins are category leaders with more than 70 years of rich heritage, and together they are two of the most iconic restaurant brands in the world,” said Paul Brown, Co-founder and Chief Executive Officer of Inspire Brands. “By joining Inspire, these brands will add complementary guest experiences and occasions to our current portfolio.

Further, they will strengthen Inspire through their scaled international platform and robust consumer packaged goods licensing infrastructure, as well as add more than 15 million loyalty members. We are excited to welcome Dunkin’ and Baskin-Robbins’ employees, franchisees, and suppliers to the Inspire family.”

“Today’s announcement is a testament to our world-class group of franchisees, licensees, employees, and suppliers who have worked together to transform Dunkin’ and Baskin-Robbins into modern, relevant brands. This team’s grit and determination has enabled us to deliver outsized performance and made our brands among the most elite in the quick service industry. I am particularly proud of our actions since March of this year. During the global pandemic, we have stood tall. We’ve had each other’s backs and are now stronger than ever,” said Dave Hoffmann, Chief Executive Officer of Dunkin’ Brands. “We are excited to bring meaningful value to shareholders who have been with us on this journey and believe that Inspire Brands, a preeminent operator of franchised restaurant concepts, will continue to drive growth for our franchisees while remaining true to all that is unique and special about the Dunkin’ and Baskin-Robbins brands.”

Transaction Details

The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Dunkin’ Brands’ outstanding shares, the expiration or termination of the antitrust waiting period, and other customary conditions. Following the successful completion of the tender offer, Inspire will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction is expected to close by the end of 2020.

Advisors

Barclays is serving as financial advisor to Inspire and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as its legal counsel. BofA Securities, Inc. is serving as exclusive financial advisor to Dunkin’ Brands and Ropes & Gray LLP is serving as its legal counsel.

About Inspire Brands

Inspire Brands is a multi-brand restaurant company whose current portfolio includes more than 11,000 Arby’s, Buffalo Wild Wings, SONIC Drive-In, Rusty Taco, and Jimmy John’s restaurants worldwide. The company was founded in 2018 and is headquartered in Atlanta, Georgia. Inspire is majority-owned by affiliates of Roark Capital. For more information, visit InspireBrands.com.

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About Dunkin’ Brands Group, Inc.

With more than 20,000 points of distribution in more than 60 countries worldwide, Dunkin’ Brands Group, Inc. (Nasdaq: DNKN) is one of the world’s leading franchisors of quick service restaurants (QSR) serving hot and cold coffee and baked goods, as well as hard-serve ice cream. At the end of the third quarter of fiscal year 2020, Dunkin’ Brands’ 100 percent franchised business model included over 12,500 Dunkin’ restaurants and almost 8,000 Baskin-Robbins restaurants. Dunkin’ Brands Group, Inc. is headquartered in Canton, Mass.

21. On November 16, 2020, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

B.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

22. The Solicitation Statement, which recommends that Dunkin’ Brands shareholders tender their shares to Merger Sub in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) the Company’s financial projections; (ii) the financial analyses performed by the Company’s financial advisor, BofA Securities, Inc. (“BofA”), in connection with its fairness opinion; and (iii) potential conflicts of interest involving BofA.

23. The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Background of the Offer; (ii) Reasons for the Recommendation of the Company Board; (iii) Opinion of the Financial Advisor to the Company Board; and (iv) Certain Unaudited Prospective Financial Information.

24. The tender offer in connection with the Proposed Transaction is set to expire at one minute after 11:59 p.m. (12:00 midnight) Eastern Time, on December 14, 2020 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them

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to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1. Material Omissions Concerning the Company’s Financial Projections

25. The Solicitation Statement omits material information concerning the Company’s financial projections.

26. The Solicitation Statement provides that the Company’s management prepared certain unaudited prospective financial information for its fiscal years 2020 through 2023 in connection with its evaluation of the Proposed Transaction and other potential strategic alternatives (the “Management Projections”). The Management Projections were provided to the Board and BofA in connection with its fairness opinion and related financial analyses.

27. With respect to the Management Projections, the Solicitation Statement fails to disclose: (1) all line items underlying (i) Adjusted Operating Income, (ii) Adjusted EBITDA, (iii) Adjusted Earnings Per Share, and (iv) Unlevered Free Cash Flow; (2) the Company’s net income projections; and (3) a reconciliation of all non-GAAP to GAAP metrics.

28. Further, the Solicitation Statement provides that the Management Projections “are based on numerous estimates and assumptions,” stating in pertinent part:

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding Dunkin’ Brands’ U.S. comparable store sales growth, U.S. net development growth, expansion of international ice cream margin, growth from Dunkin’ Brands branded consumer product goods and expense leverage and margin expansion. The Company Forecasts take into account, in respect of expected U.S. comparable store sales growth, the COVID-19 pandemic impacted sales base for fiscal year 2020 and growth thereafter driven from a number of key initiatives, including from, among other things, Dunkin’ Brands’ digital transformation efforts, delivery initiatives, convenience optimization, next

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generation store remodels and holistic menu innovation. The Company Forecasts also reflect expected U.S. development outside of core markets and continued growth and expansion of Dunkin’ Brands’ international ice cream sales in the Middle East and South East Asia. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared in 2020.

29. Yet the Solicitation Statement fails to adequately disclose the impact that the estimates and assumptions had on the Management Projections, and further fails to quantify the assumptions underlying the projections, including “Dunkin’ Brands’ U.S. comparable store sales growth, U.S. net development growth, expansion of international ice cream margin, growth from Dunkin’ Brands branded consumer product goods and expense leverage and margin expansion.”

30. Moreover, the Solicitation Statement provides that, “[o]n October 8, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management . . . to discuss, among other things, Dunkin’ Brands’ existing projections for fiscal years 2020 through 2023, which projections would, subject to the approval by the Dunkin’ Brands Board, be shared with BofA Securities for purposes of their valuation analyses of Dunkin’ Brands[.]” The Solicitation Statement, however, fails to disclose whether and to what extent these projections are different or encompassed in the Management Projections. This information must be disclosed so shareholders can determine whether BofA utilized the most realistic projections of the Company.

31. The disclosure of this information is material because it would provide the Company’s shareholders with a basis to project the future financial performance of the Company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction.

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32. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

2. Material Omissions Concerning BofA’s Analyses

33. In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by BofA.

34. The Solicitation Statement provides that, “[o]n October 15, 2020, . . . [BofA] presented to the Dunkin’ Brands Board the potential sources of synergies and other value creation opportunities for Parent that would support Parent increasing its purchase price per Share[.]”

35. The Solicitation, however, fails to disclose these synergies and other value creation opportunities.

36. With respect to BofA’s “Selected Publicly Traded Companies Analysis” and “Selected Precedent Transactions Analysis,” the Solicitation Statement fails to disclose the individual multiples and financial metrics of each company and transaction utilized by BofA in its analyses.

37. The Solicitation Statement fails to disclose the following concerning BofA’s “Discounted Cash Flow Analysis”: (1) all line items underlying the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of the fourth quarter of 2020 through December 31, 2025; (2) the terminal values of the Company; and (3) the individual inputs and assumptions underlying the (i) terminal multiples ranging from 15.0x to 18.0x and (ii) discount rates ranging from 6.3% to 8.1%.

38. With respect to BofA’s analysis of research analysts’ one-year price targets for Dunkin’ Brands common stock, the Solicitation Statement fails to disclose the individual price targets analyzed and the sources thereof.

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39. The valuation methods, underlying assumptions, and key inputs used by BofA in rendering its purported fairness opinion must be fairly disclosed to Dunkin’ Brands shareholders. The description of BofA’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Dunkin’ Brands shareholders are unable to fully understand BofA’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3. Material Omissions Concerning Potential Conflicts of Interest Involving BofA

40. The Solicitation Statement omits material information concerning potential conflicts of interest involving BofA.

41. The Solicitation Statement provides that, “[t]he decision of the Dunkin’ Brands Board to pursue an engagement with BofA Securities was based on, among other things, BofA Securities’ familiarity with, and experience in, the quick service restaurant industry and transactions similar to the transaction being considered by the Dunkin’ Brands Board and the prior business experience between BofA Securities and certain members of the Dunkin’ Brands Board.”

42. The Solicitation Statement, however, fails to disclose the nature and description of the prior business experience between BofA and certain members of the Board, including the identities of those Board members.

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43. Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives and the rendering of any fairness opinions. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on that analysis.

44. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

45. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

46. Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

47. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

48. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

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49. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

50. Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

51. By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

52. Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated

Thereunder

Against All Defendants

53. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

54. Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

55. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

56. SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

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57. In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

58. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

59. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

60. Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

61. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

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COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

62. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

63. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

64. Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

65. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the recommendation of the Individual Defendants to tender their shares pursuant to the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

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66. In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

67. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

68. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

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B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C. Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D. Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 18, 2020	Respectfully submitted,

HALPER SADEH LLP

/s/ Zachary Halper
Zachary Halper, Esq.
186 Darwin Lane
North Brunswick, NJ 08902
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: zhalper@halpersadeh.com

Daniel Sadeh, Esq. (pro hac vice application forthcoming)
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600

Counsel for Plaintiff